UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 27, 2012**
(DATE OF EARLIEST EVENT REPORTED)	**February 27, 2012**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

(Address of principal executive office)

(866) 913-2122

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On February 27, 2012, the Registrant issued a press release announcing the purchase of the remaining 80% equity interest in Boardwalk HP Storage Company, LLC by Boardwalk Pipelines, LP, a wholly-owned subsidiary of the Registrant, from Boardwalk Pipelines Holding Corp. (BPHC), the parent of the Registrant's general partner, for $284.8 million.   Boardwalk Pipelines, LP financed the purchase price through borrowings under its revolving credit facility.   A copy of the press release is attached hereto as Exhibit 99.1.

The information under Item 7.01 and in Exhibit 99.1 in this Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibit 99.1 in this Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Description
99.1	*Boardwalk Pipeline Partners, LP, News Release, issued February 27, 2012, providing information about the purchase of the remaining interest in Boardwalk HP Storage Company, LLC.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By*: /s/ Jamie L. Buskill*
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer

Dated: February 27, 2012


BOARDWALK PURCHASES REMAINING INTEREST IN BOARDWALK HP STORAGE COMPANY, LLC

HOUSTON, February 27, 2012 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that a subsidiary has purchased the remaining 80% equity interest in Boardwalk HP Storage Company, LLC from Boardwalk Pipelines Holding Corp. (BPHC), a wholly-owned subsidiary of Loews Corporation (NYSE: L) and the parent of our general partner, for approximately $285 million, which is the same price paid by BPHC when it acquired this interest in December 2011. This transaction was approved by the independent Conflicts Committee of the Board of Directors. "Acquiring the remaining ownership interest in Boardwalk HP Storage was one of our key goals for 2012," said Stan Horton, President and CEO of Boardwalk. "Boardwalk has been operating these assets since they were acquired in December 2011 and the transition has gone extremely well."

Boardwalk HP Storage operates seven high deliverability salt dome natural gas storage caverns in Forrest County, Mississippi, having approximately 29 Bcf of total storage capacity, of which approximately 19 Bcf is working gas capacity. The acquired businesses also own undeveloped land which is suitable for up to six additional storage caverns, one of which is expected to be placed in service in 2013 at an incremental cost of approximately $35 million.

###

About Boardwalk Pipeline Partners, LP

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, in the transportation, storage and gathering of natural gas. Including the assets acquired, Boardwalk owns approximately 14,300 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 186 Bcf. Additional information about the partnership can be found on its website at www.bwpmlp.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to expectations, plans or prospects for Boardwalk Pipeline Partners, LP and its subsidiaries. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These and other risks and uncertainties concerning Boardwalk and its expansion projects are described in its filings with the U.S. Securities and Exchange Commission, which are available on Boardwalk's website at www.bwpmlp.com or on the SEC's website at www.sec.gov.

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
          Allison McLean, 866-913-2122
          Director of Investor Relations